

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 19, 2008

By U.S. Mail and Facsimile

Mr. R. Michael McEntee
Chief Financial Officer
Fansteel Inc.
570 Lake Cook Road, Suite 200
Deerfield, Illinois, 60015

      Re: **Fansteel Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              Form 10-Q for the Fiscal Quarter Ended June 30, 2006
              Form 10-Q for the Fiscal Quarter Ended September 30, 2006
              Form 10-K for the Fiscal Year Ended December 31, 2006
              File No. 001-08676

Dear Mr. McEntee:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

                         Sincerely,

                         John Cash
                         Accounting Branch Chief